Exhibit 12.01

CITIGROUP INC.

CALCULATION OF RATIO OF INCOME TO FIXED CHARGES

	Year ended December 31,					Nine Months Ended September 30,
In millions of dollars, except for ratios	2007(1)(2)	2006(1)(2)(3)(4)	2005(1)(2)(3)(4)	2004(1)(2)(3)(4)	2003(1)(2)(3)(4)	2008(1)(2)	2007(1)(2)
EXCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense (other than interest on deposits)	$48,480	$34,743	$22,297	$12,507	$9,089	$26,489	$36,202
Interest factor in rent expense	672	556	502	474	447	613	504
Total fixed charges	$49,152	$35,299	$22,799	$12,981	$9,536	$27,102	$36,706

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$1,428	$29,326	$28,765	$22,080	$24,942	$(20,665)	$18,118
Fixed charges (excluding preferred stock dividends)	49,152	35,299	22,799	12,981	9,536	27,102	36,706
Total income	$50,580	$64,625	$51,564	$35,061	$34,478	$6,437	$54,824

Ratio of income to fixed charges excluding interest on deposits	1.03	1.83	2.26	2.70	3.62	0.24	1.49

INCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense	$76,051	$55,683	$35,630	$21,029	$16,172	$42,305	$56,427
Interest factor in rent expense	672	556	502	474	447	613	504
Total fixed charges	$76,723	$56,239	$36,132	$21,503	$16,619	$42,918	$56,931

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$1,428	$29,326	$28,765	$22,080	$24,942	$(20,665)	$18,118
Fixed charges (excluding preferred stock dividends)	76,723	56,239	36,132	21,503	16,619	42,918	56,931
Total income	$78,151	$85,565	$64,897	$43,583	$41,561	$22,253	$75,049

Ratio of income to fixed charges including interest on deposits	1.02	1.52	1.80	2.03	2.50	0.52	1.32

(1)

On July 11, 2008, the Company announced an agreement to sell its German retail banking operations to Credit Mutuel. Citigroup reports these businesses separately as discontinued operations in the Company’s Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

(2)

On April 17, 2008, Citigroup announced an agreement to sell most of Citigroup’s CitiCapital business unit to GE Capital. Citigroup reports these businesses separately as discontinued operations in the Company’s Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

(3)

On December 1, 2005, Citigroup completed the sale of substantially all of Citigroup’s Asset Management Business to Legg Mason, Inc. Citigroup reports these businesses separately as discontinued operations in the Company’s Consolidated Statement of Income.

(4)

On July 1, 2005, Citigroup completed the sale of Citigroup’s Travelers Life & Annuity and substantially all of Citigroup’s international insurance businesses to MetLife, Inc. Citigroup reports these businesses separately as discontinued operations in the Company’s Consolidated Statement of Income.